Organigram Holdings Inc. to Report Third Quarter Fiscal 2019 Results on July 15, 2019

MONCTON, NEW BRUNSWICK, JULY 2, 2019/CNW/ – Organigram Holdings Inc. (NASDAQ: OGI) (TSX VENTURE: OGI), the parent company of Organigram Inc. (the “Company” or “Organigram”), a leading licensed producer of cannabis, announced today it will report its third quarter earnings results for its fiscal year ended August 31, 2019 on Monday, July 15, 2019 before market open.

The Company will host a conference call to discuss its third quarter 2019 earnings results. The details of the call are as follows:

Date:	July 15, 2019
Time:	8:00 a.m. Eastern Time
Toll Free (North America) Dial-In Number:	1-866-211-4093
International Dial-In Number:	647-689-6727

Webcast: https://event.on24.com/wcc/r/2041734/0C9BEBE1006D6A654B289579CB38CA0F

A replay of the webcast will be available within 24 hours after the conclusion of the call at https://www.organigram.ca/investors and will be archived for a period of 90 days following the call.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select and TSX Venture Exchange listed company whose wholly-owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, Ankr Organics, Trailer Park Buds and Trailblazer. Organigram's primary facility is located in Moncton, New Brunswick and the Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For Investor Relations enquiries, please contact:

Amy Schwalm
Vice President, Investor Relations
Amy.Schwalm@organigram.ca
(416) 704-9057

For Media enquiries, please contact:

Ray Gracewood
Senior Vice President, Marketing and Communications
rgracewood@organigram.ca
(506) 645-1653